UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated February 3, 2015, announcing that following the closing of its Initial Public Offering and New York Stock Exchange listing the Company (i) plans to repay its USD 235.5 million bond issued to partly finance the acquisition of 15 VLCCs from Maersk Tankers Singapore Pte Ltd and (ii) exercised its right to request the contribution of the 30 outstanding perpetual convertible preferred equity securities.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
EURONAV NV (Registrant)

Dated: February 3, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV ANNOUNCES REPAYMENT OF USD 235 MILLION BOND AND CONVERSION OF PERPETUAL CONVERTIBLE PREFERRED EQUITY

ANTWERP, Belgium, 3 February 2015 - Euronav NV (NYSE:EURN & Euronext:EURN) ("Euronav" or the "Company") announces today that following the closing of its Initial Public Offering ("IPO") of its ordinary shares on NYSE, the Company will repay the USD 235.5 million bond issued to partly finance the acquisition of 15 VLCCs from Maersk Tankers Singapore Pte Ltd announced on 5 January 2014.

The Company issued a redemption notice on 28 January 2015 and expects to repay the bond on or around the 19th of February 2015. The bond was issued at 85 per cent of its principal amount with an interest rate of 5.95% per annum for the first year and 8.50% as of the first anniversary date. According to the terms and conditions of the bond, the interest would increase to 11%, 60 days after the listing on NYSE of the Company's ordinary shares which were issued in the IPO.

As the bond was issued below par and in accordance with IFRS, the Company will amortize USD 20.4 million (non-cash) in the fourth quarter of 2014 bringing the amortization related to this bond for the full year 2014 to USD 31.9 million (non-cash) and a further USD 4.1 million (non-cash) in the first quarter of 2015.

Furthermore, following its IPO, Euronav exercised its right to request the contribution of the 30 outstanding perpetual convertible preferred equity securities and issued such notice on 30 January 2015. The Company expects the aggregate principal amount of USD 75,000,000 to be contributed to Euronav's share capital through a contribution in kind on 6 February 2015 against the issuance of 9,459,281 shares. The shares that will be issued following such contribution in kind will be listed on both Euronext Brussels and the NYSE but tradeable only on Euronext Brussels.

The impact on the Company's capital of conversions of convertible instruments is set out in detail in the board report dated 15 December 2013, which is available from the investors' section on our website www.euronav.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful. The distribution of this communication may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes, should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

Euronav NV assumes no responsibility in the event there is a violation by any person of such restrictions.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of unaudited fourth quarter results: Wednesday 11 February 2015

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 52 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 26 VLCCs of which 1 in joint venture and 23 Suezmaxes (of which 4 in joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.